Cheryl Hogan chogan@velaw.com
Tel 713.758.4536 Fax 713.615.5239
November 16, 2005
VIA FEDERAL EXPRESS
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

Re:	DCP Midstream Partners, LP
Registration Statement on Form S-l
Filed September 16, 2005
File No. 333-128378
Dear Mr. Owings:
     On October 14, 2005, DCP Midstream Partners, LP (the “Partnership”) received comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to its Registration Statement on Form S-1 (File No. 333-128378) (the “Registration Statement”). On October 20, 2005, the Partnership submitted responses to the comments for the Staff’s review. The following is a supplemental response to Comment No. 43 from the Staff’s comments relating to the Partnership’s directed unit program to update certain information provided in the Partnership’s original response to the comment. For your convenience we have repeated the comment of the Staff exactly as given in the Staff’s October 14th comment letter.
Underwriting, page 153
Directed Unit Program, page 154
43.	Please provide us with all materials given to potential purchasers in the directed unit offering. In addition, describe to us the mechanics of how and when the common units under the directed share program are offered and sold to investors. For example, tell us how the prospective recipients, particularly the “certain other persons” and the number of reserved units are determined. Tell us how and when the issuer and underwriter notified the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Tell us whether directed unit purchasers are required to establish accounts before the effective

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time, and, if so, whether any funds are put in newly established brokerage accounts before the effective date. Tell us how the procedures for the directed unit program differ from the procedures for the general offering to the public. Finally, tell us how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.

The Partnership anticipates reserving up to 10% of the common units being offered in the initial public offering for the directed unit program, and the Partnership anticipates inviting approximately 2,400 of its officers, directors, employees and other persons to participate in the program. The Lock-Up Agreement included in the directed unit program materials will lock up each purchaser for a period of 180 days from the date of the final prospectus.
     The Partnership currently anticipates delivering the directed unit materials to potential purchasers after the Partnership files Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”), currently planned to be filed on November 17, 2005. The Partnership will include a copy of the preliminary prospectus that forms a part of Amendment No. 2 with the materials. The Partnership also anticipates delivering a supplemental notification to potential purchasers under the directed unit program after the initial directed unit materials have been distributed but before the response deadline to confirm that the potential participants received the initial materials. A form of this supplemental notice, as well as the cover letter sent to be sent to participants of the directed unit program will be provided in a supplemental letter. Persons who indicate their interest in participating in the directed unit program by submitting a non-binding Indication of Interest Form will be sent a copy of any subsequently printed preliminary prospectus by overnight mail. The Partnership anticipates employing the other procedures regarding the directed unit program as described in the Partnership’s original response to Comment No. 43 submitted to the Staff on October 20, 2005 without any material deviation.
     If you have any questions with respect to the foregoing, please call Tom Mason of Vinson & Elkins L.L.P. at (713) 758-4539 or in his absence, the undersigned at (713) 758-4536.

Very truly yours, VINSON & ELKINS L.L.P.
By:	/s/ Cheryl Hogan
Cheryl Hogan